Exhibit 99.1

WORLDWIDE PETROLEUM CONSULTANTS
ENGINEERING • GEOLOGY • GEOPHYSICS • PETROPHYSICS
Chairman Emeritus
Clarence M. Netherland

Chairman & CEO
Frederic D. Sewell

President & COO
C.H. (Scott) Rees III
Executive Committee
G. Lance Binder-Dallas
Danny D. Simmons-Houston

P. Scott Frost-Dallas
Dan Paul Smith-Dallas
Joseph J. Spellman-Dallas
Thomas J. Tella II-Dallas

February 8, 2006
Stone Energy Corporation
625 East Kaliste Saloom Road
Lafayette, Louisiana 70508
Gentlemen:
In accordance with your request, we have audited the estimates prepared by Stone Energy Corporation (Stone), as of December 31, 2005, of the proved reserves and future revenue to the Stone interest in certain oil and gas properties located in Louisiana and in the Gulf of Mexico. These estimates are based on constant prices and costs, as discussed in subsequent paragraphs of this letter. The estimates of reserves and future revenue conform to the guidelines of the Securities and Exchange Commission (SEC). We have examined the estimates with respect to reserve quantities, future producing rates, future net revenue, and the present value of such future net revenue. We have also examined the estimates with respect to reserve categorization, using the definitions for proved reserves set forth in the SEC Regulation S-X Rule 4-10(a) and subsequent staff interpretations and guidance.
The following table sets forth Stone’s estimates of the net reserves and future net revenue, as of December 31, 2005, for the audited properties:

	Net Reserves		Future Net Revenue (M$)
Category	Oil (MBBL)	Gas (MMCF)	Total	Present Worth at 10%
Proved Developed
Producing	4,523.0	32,623.6	261,056.7	258,654.0
Non-Producing	18,018.0	159,811.5	1,874,145.7	1,394,493.4
Proved Undeveloped	6,307.1	65,043.0	704,218.3	432,543.5

Total Proved	28,848.1	257,478.1	2,839,420.7	2,085,690.9
The oil reserves shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.
When compared on a field-by-field basis, some of the estimates of Stone are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. However, in our opinion the estimates of Stone’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. These principles are set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We are satisfied with the methods and procedures used by Stone in preparing the December 31, 2005, reserve and future revenue estimates, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Stone.
The estimates shown herein are for proved developed producing, proved developed non-producing, and proved undeveloped reserves. Stone’s estimates do not include probable or possible reserves that may exist for these properties, nor do they include any consideration of undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.
Oil prices used by Stone are based on a December 31, 2005, West Texas Intermediate posted price of $57.75 per barrel and are adjusted by lease for quality, transportation fees, and regional price differentials. Gas prices used by Stone are based on a December 31, 2005, Henry Hub spot market price of $10.08 per MMBTU and are

4500 Thanksgiving Tower • 1601 Elm Street-Dallas, Texas 75201-4754 • Ph: 214-969-5401 • Fax: 214-969-5411	nsai@nsai-petro.com
1221 Lamar Street, Suite 1200 • Houston, Texas 77010-3072 • Ph: 713-654-4950 • Fax: 713-654-4951	netherlandsewell.com

adjusted by lease for energy content, transportation fees, and regional price differentials. All prices are held constant in accordance with SEC guidelines.
Lease and well operating costs used by Stone are based on historical operating expense records. For nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements, along with estimates of costs to be incurred at and below the district and field levels. As requested, lease and well operating costs for the operated properties include only direct lease- and field-level costs. For all properties, headquarters general and administrative overhead expenses of Stone are not included. Lease and well operating costs are held constant in accordance with SEC guidelines. Stone’s estimates of capital costs are included as required for workovers, new development wells, and production equipment.
It should be understood that our audit does not constitute a complete reserve study of the oil and gas properties of Stone. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of major properties making up approximately 81 percent of the company’s total proved reserves and accounting for approximately 84 percent of the present worth for those reserves. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Stone with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Stone’s overall reserves management processes and practices.
In evaluating the information at our disposal concerning this audit, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geologic. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geologic data; therefore, our conclusions necessarily represent only informed professional judgment.
Supporting data documenting this audit, along with data provided by Stone, are on file in our office. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists with respect to Stone Energy Corporation as provided in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserve Information promulgated by the Society of Petroleum Engineers. We do not own an interest in these properties and are not employed on a contingent basis.

Very truly yours, NETHERLAND, SEWELL & ASSOCIATES, INC.
By:	/s/ C.H. (Scott) Rees III, P.E.
C.H. (Scott) Rees III, P.E.
President and Chief Operating Officer

By:	/s/ Danny D. Simmons, P.E.	By:	/s/ Mike K. Norton, P.G.
	Danny D. Simmons, P.E.		Mike K. Norton, P.G.
	Executive Vice-President		Senior Vice-President

Date Signed: February 8, 2006		Date Signed: February 8, 2006